

Mail Stop 4628

May 19, 2017

Thomas E. Flynn
Chief Financial Officer
Bank of Montreal
100 King Street West, 1 First Canadian Place
Toronto, ON, M5X 1A9, Canada

  Re: Bank of Montreal
    40-F for Fiscal Year Ended October 31, 2016
    Filed December 6, 2016
    File No. 001-13354

Dear Mr. Flynn:

  We refer you to our comment letter dated April 10, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Dietrich King
   Assistant Director
   Division of Corporation Finance

   Helen Killoch
   Bank of Montreal